SINO PAYMENTS, INC.

September 21, 2012

Folake Ayoola

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Sino Payments, Inc.

Information Statement on Schedule 14C

File No. 000-53537

SEC Comment letter dated September 7, 2012

Dear Folake Ayoola:

Sino Payments, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter of September 7, 2012, pertaining to the Company’s Information Statement on Schedule 14C (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on August 31, 2012.

Specific to your comment, our response below is in addition to that filed via the Edgar system:

SCHEDULE 14C

The following numbered response corresponds to the numbered comment as set forth in the comment letter dated September 7, 2012.

General

1.

Please tell us how you obtained the consents of the shareholders who approved this proposal and provide a legal analysis detailing how acquiring the consents from the shareholders did not constitute a solicitation of proxies.  Please include in the analysis a table showing the percentage of outstanding shares held by each person signing the consent.

RESPONSE:  The following table sets forth: (1) the name of each shareholder who consented to the corporate actions (the “Actions”) set forth in the Filing; (2) the name of the person that signed the consent on behalf of each shareholder and his/her relationship to the shareholder; (3) the percentage of outstanding shares held by each shareholder; (4) the relationship between the shareholder and the Company and/or Matthew Mecke (CEO, CFO, President and a Director of the Company); (5) and the means by which the shareholder provided his/her/its consent.  The consenting shareholders are referred to collectively as the “Shareholders” and individually as a “Shareholder.”

Name of Shareholder	Signatory / Relationship	% of Outstanding Shares held	Prior Relationship with Company and/or Mr. Mecke	Consent Obtained
Kellwood Group	David Fiddes / Sole Owner and Director of Kellwood Group	23.56%	Kellwood Group is one of the founding shareholders of the Company. Mr. Mecke and Mr. Fiddes are personal friends and have known each other for approximately ten years.	See below.
Moon Gate Limited	Karen Chen / Sole Owner and Director of Moon Gate Limited	5.30%	Moon Gate Limited is one of the founding shareholders of the Company. Mr. Mecke and Ms. Chen are personal friends and have known each other for approximately eleven years.	See below.
Matthew Mecke	Matthew Mecke	5.27%	Mr. Mecke is the CEO, CFO, President and a Director of the Company.	See below.
Ulf Nordlund	Ulf Nordlund	4.91%	Mr. Mecke and Mr. Nordlund are personal friends and have known each other for approximately five years.	See below.
Greater Asia Capital Limited	Jenny Wang / Sole Owner and Director of Greater Asia Capital Limited	4.57%	Greater Asia Capital Limited is one of the founding shareholders of the Company. Mr. Mecke and Ms. Wang are personal friends and have known each other for approximately nine years.	See below.
Kent Hixson	Kent Hixson	2.01%	Mr. Mecke and Mr. Hixson are personal friends and fraternity brothers from the same university and have known each other for approximately twenty years.	See below.
Ulf Svensson	Ulf Svensson	1.66%	Mr. Mecke and Mr. Svensson are personal friends and have known each other for approximately two years.	See below.
Anthony Robinson	Anthony Robinson	1.49%	Mr. Robinson is a former director of the Company and a personal friend of Mr. Mecke. Mr. Mecke and Mr. Robinson have known each other for approximately twelve years.	See below.
Peter Andersson	Peter Andersson	1.45%	Mr. Mecke and Mr. Andersson are personal friends and have known each other for approximately two years.	See below.
TAP Investments Company Ltd.	Bella Tsang / Sole Director of TAP Investments Company Ltd.	1.39%

On November 26, 2010, the Company entered into a joint venture agreement with TAP Investments Group Limited (TAP), an affiliate of TAP Investments Company Ltd.  Mr. Mecke and Ms. Tsang are business associates and have known each other for approximately three years.

				See below.
Rune Aberg	Rune Aberg	1.28%	Mr. Mecke and Mr. Aberg are personal friends and have known each other for approximately two years.	See below.
Peter Chalenius	Peter Chalenius	1.25%	Mr. Mecke and Mr. Chalenius are personal friends and have known each other for approximately two years.	See below.
China Wave Limited	Xia Jin Ping / Sole Owner and Director of China Wave Limited	0.53%	China Wave Limited is one of the founding shareholders of the Company. Mr. Mecke and Ms. Ping are personal friends and have known each other for approximately nine years.	See below.

Consents Obtained

The Shareholders, holding a majority of the issued and outstanding shares of the Company, provided consent to the Actions pursuant to Nevada Revised Statute (“NRS”) Section 78.320(2).  Section 78.320(2) provides in part that: “any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power.”

Briefly, the Actions set forth in the Filing include a 1-for-6 reverse stock split (the “Reverse Split”) and other routine matters including the re-election of directors and the ratification of appointment of the registered independent public accountant.  The Reverse Split was originally contemplated as part of the Share Exchange Agreement (the “Share Exchange Agreement”) that the Company entered into on November 24, 2011, with TIG Investments Group Limited, a Hong Kong Limited Company (“TIG”), and a majority of the stockholders of TIG (the “TIG Majority Stockholders”), whereby TIG shall issue 49 shares of Tap ePayment Services (HK) Limited (“TeP”), the joint venture company that the Company and TAP Investments Group Limited (TAP) formed in 2010, in exchange for fifty percent (50%) of the issued and outstanding shares of common stock of the Company.  The Share Exchange Agreement was filed with the Commission on December 22, 2011 as part of the Company’s Annual Report on Form 10-K for the year ended August 31, 2011.  Accordingly, the Shareholders had public information regarding the Reverse Split for several months prior to providing their consents.  Additionally, the Shareholders had public information about each of the directors nominated for re-election and the appointment of the registered independent public accountant from the Company’s ongoing filings with the Commission.

The Company believes it has obtained the consents of the Shareholders without solicitation as that term is defined in Rule 14a-1.  Generally, each Shareholder is a long-term investor in the Company and/or a personal friend or business acquaintance of Mr. Mecke, and is known by Mr. Mecke personally.  Each Shareholder has been a shareholder of the Company for at least two years and is familiar with the operations and activities of the Company.  The consents were obtained through the course of ongoing discussions between the Shareholders and Mr. Mecke or between the Shareholders themselves in regards to the Company and its activities, including the subject Actions.  During these discussions, each of the Shareholders clearly indicated their support of the Actions and without solicitation, returned written consent to the Company.  Each Shareholder was fully informed about the Actions prior to providing consent to such Actions.  Further, no commission or remuneration was paid to any of the Shareholders in obtaining their consents.

A detailed account of how each Shareholder provided consent is set forth below.

Kellwood Group

Kellwood Group’s consent was obtained through the course of ongoing communications between Mr. Mecke and Mr. Fiddes, the sole owner and director of Kellwood Group.  Since October 2008, Mr. Mecke and Mr. Fiddes have communicated almost daily regarding the activities of the Company.  During the course of these communications, Mr. Fiddes had communicated his approval of the Actions to Mr. Mecke and asked whether he needed to sign any documentation to effectuate the Actions.  In response, Mr. Mecke provided Mr. Fiddes with a form of written consent setting forth the proposed Actions and Mr. Fiddes voluntarily provided his consent.  Under Rule 14a-1(1)(2)(i) of Regulation 14A, the definition of solicitation excludes the furnishing of a form of proxy to a security holder upon the unsolicited request of such security holder.  Accordingly, the Company believes that it has obtained the consent of Kellwood Group without solicitation as defined in Rule 14a-1.

Further, the Company believes such communications between Mr. Mecke and Mr. Fiddes are also exempt from the definition of solicitation under Rule 14a-1(l)(2)(iv)(C), for communications by a security holder not otherwise engaged in a proxy solicitation, stating how the security holder intends to vote and the reasons therefor, provided that the communication is in response to unsolicited requests for additional information with respect to a prior communication by the security holder.  Mr. Mecke had previously communicated to Mr. Fiddes how he intended to vote on the Actions and provided the reasons for his vote, and Mr. Mecke was not otherwise engaged in a proxy solicitation.  Further, Mr. Mecke had communicated to Mr. Fiddes how he intended to vote on the Actions through the course of their ongoing discussions and in response to unsolicited requests by Mr. Fiddes for additional information about the activities of the Company (including the Actions), which the two had discussed in prior communications.

However, if the Commission determines that the communications between Mr. Mecke and Mr. Fiddes constitute solicitation, the solicitation shall be deemed exempt under Rule 14a-2(b)(1) for any solicitation by or on behalf of any person who does not, at any time during such solicitation, seek directly or indirectly, either on its own or another's behalf, the power to act as proxy for a security holder and does not furnish or otherwise request, or act on behalf of a person who furnishes or requests, a form of revocation, abstention, consent or authorization.  During Mr. Mecke’s communications with Mr. Fiddes, Mr. Mecke did not seek the power to act as proxy for Kellwood Group and did not furnish to or request a form of consent from Mr. Fiddes.  Mr. Fiddes voluntarily provided consent to the Actions as a result of his series of discussions with Mr. Mecke.

Moon Gate Limited, Greater Asia Capital Limited, TAP Investments Company Ltd. & China Wave Limited

Moon Gate Limited’s consent was obtained through the course of Ms. Chen’s, the sole owner and director of Moon Gate Limited, ongoing communications with Mr. Fiddes, the sole owner and director of Kellwood Group (see above), and Mr. Mecke.  Ms. Chen is very familiar with the Company and its activities as a result of her frequent communications with Messrs. Fiddes and Mecke over the past few years.  Since the founding of the Company in 2008, Ms. Chen and Mr. Mecke have communicated approximately once a month.  During the course of Ms. Chen’s discussions with Messrs. Fiddes and Mecke, Ms. Chen had communicated her approval of the Actions and asked whether she needed to sign any documentation to effectuate the Actions.  In response, Mr. Mecke provided Ms. Chen with a form of written consent setting forth the proposed Actions and Ms. Chen voluntarily provided consent on behalf of Moon Gate Limited.  Accordingly, the Company believes that it has obtained the unsolicited consent of Moon Gate Limited under Rule 14a-1(1)(2)(i).

Further, the Company believes Ms. Chen’s communications with Messrs. Fiddes and Mecke are also exempt from the definition of solicitation under Rule 14a-1(l)(2)(iv)(C) because Messrs. Fiddes and Mecke had both previously communicated to Ms. Chen how they intended to vote on the Actions and provided the reasons for their vote, and Messrs. Fiddes and Mecke were not otherwise engaged in a proxy solicitation.  Further, Messrs. Fiddes and Mecke had communicated to Ms. Chen how they intended to vote on the Actions through the course of their ongoing discussions and in response to unsolicited requests by Ms. Chen for additional information about the activities of the Company (including the Actions), which had been discussed in their prior communications.

However, if the Commission determines that Ms. Chen’s communications with Messrs. Fiddes and Mecke constitute solicitation, the solicitation shall be deemed exempt under Rule 14a-2(b)(1) for any solicitation by or on behalf of any person who does not, at any time during such solicitation, seek directly or indirectly, either on its own or another's behalf, the power to act as proxy for a security holder and does not furnish or otherwise request, or act on behalf of a person who furnishes or requests, a form of revocation, abstention, consent or authorization.  During Ms. Chen’s communications with Messrs. Fiddes and Mecke, Messrs. Fiddes and Mecke did not seek the power to act as proxy for Moon Gate Limited and did not furnish to or request a form of consent from Ms. Chen.  Ms. Chen voluntarily provided consent to the Actions as a result of her series of discussions with Messrs. Fiddes and Mecke.

Additionally, Mr. Fiddes’ communications with Ms. Chen would also be an exempt solicitation under Rule 14a-2(b)(2) for solicitations made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten.  In this case, Mr. Fiddes communicated with only four of the Shareholders regarding the activities of the Company (including the Actions): Ms. Chen, Ms. Wang of Greater Asia Capital Limited, Ms. Tsang of TAP Investments Company Ltd. and Ms. Ping of China Wave Limited.  Further, Mr. Fiddes did not communicate with these Shareholders on behalf of the Company but rather, for his own behalf.

The consents of Ms. Wang of Greater Asia Capital Limited, Ms. Tsang of TAP Investments Company Ltd., and Ms. Ping of China Wave Limited were obtained in an identical manner to that of Ms. Chen of Moon Gate Limited, through the course of ongoing discussions between each of them and Messrs. Fiddes and Mecke.  In an effort to avoid redundancy, the above exemptions to solicitation shall similarly apply to the communications between Messrs. Fiddes and Mecke with each of Ms. Wang, Ms. Tsang and Ms. Ping.  For the past nine years, both Ms. Wang and Ms. Ping have communicated with Mr. Mecke approximately one to four times per month in regards to the activities of the Company.  Ms. Tsang and Mr. Mecke have communicated about the Company nearly every week for at least the past three years.

Matthew Mecke

Mr. Mecke is the CEO, CFO, President and a Director of the Company.  He consented to the Actions without solicitation.

Ulf Nordlund

Mr. Nordlund’s consent was obtained through the course of ongoing communications between Mr. Mecke and Mr. Nordlund.   For the past four years, Mr. Mecke and Mr. Nordlund have been in daily communication in regards to the Company’s operations, fundraising activities, future plans, costs and more.  During the course of these communications, Mr. Nordlund had communicated his approval of the Actions to Mr. Mecke and asked whether he needed to sign any documentation to effectuate the Actions.  In response, Mr. Mecke provided Mr. Nordlund with a form of written consent setting forth the proposed Actions and Mr. Nordlund voluntarily provided his consent. Accordingly, the Company believes that it has obtained the unsolicited consent of Mr. Nordlund under Rule 14a-1(1)(2)(i).

Further, the Company believes such communications between Mr. Mecke and Mr. Nordlund are also exempt from the definition of solicitation under Rule 14a-1(l)(2)(iv)(C) because Mr. Mecke had previously communicated to Mr. Nordlund how he intended to vote on the Actions and provided the reasons for his vote, and Mr. Mecke was not otherwise engaged in a proxy solicitation.  Further, Mr. Mecke had communicated to Mr. Nordlund how he intended to vote on the Actions through the course of their ongoing discussions and in response to unsolicited requests by Mr. Nordlund for additional information about the activities of the Company (including the Actions), which the two had discussed in prior communications.

However, if the Commission determines that the communications between Mr. Mecke and Mr. Nordlund constitute solicitation, the solicitation shall be deemed exempt under Rule 14a-2(b)(1) because during Mr. Mecke’s communications with Mr. Nordlund, Mr. Mecke did not seek the power to act as proxy for Mr. Nordlund and did not furnish to or request a form of consent from Mr. Nordlund.  Mr. Nordlund voluntarily provided consent to the Actions as a result of his series of discussions with Mr. Mecke.

Kent Hixson

Mr. Hixson’s consent was obtained through the course of ongoing communications between Mr. Mecke and Mr. Hixson.   Mr. Mecke and Mr. Hixson have been in constant communication with each other since the founding of the Company.  During the course of these communications, Mr. Hixson has continuously communicated his approval of the Actions to Mr. Mecke and asked whether he needed to sign any documentation to effectuate the Actions.  In response, Mr. Mecke provided Mr. Hixson with a form of written consent setting forth the proposed Actions and Mr. Hixson voluntarily provided his consent.  Accordingly, the Company believes that it has obtained the unsolicited consent of Mr. Hixson under Rule 14a-1(1)(2)(i).

Further, the Company believes such communications between Mr. Mecke and Mr. Hixson are also exempt from the definition of solicitation under Rule 14a-1(l)(2)(iv)(C) because Mr. Mecke had previously communicated to Mr. Hixson how he intended to vote on the Actions and provided the reasons for his vote, and Mr. Mecke was not otherwise engaged in a proxy solicitation.  Further, Mr. Mecke had communicated to Mr. Hixson how he intended to vote on the Actions through the course of their ongoing discussions and in response to unsolicited requests by Mr. Hixson for additional information about the activities of the Company (including the Actions), which the two had discussed in prior communications.

However, if the Commission determines that the communications between Mr. Mecke and Mr. Hixson constitute solicitation, the solicitation shall be deemed exempt under Rule 14a-2(b)(1) because during Mr. Mecke’s communications with Mr. Hixson, Mr. Mecke did not seek the power to act as proxy for Mr. Hixson and did not furnish to or request a form of consent from Mr. Hixson.  Mr. Hixson voluntarily provided consent to the Actions as a result of his series of discussions with Mr. Mecke.

Ulf Svensson, Rune Aberg & Peter Chalenius

Mr. Svensson’s consent was obtained through the course of Mr. Svensson’s ongoing communications with Messrs. Nordlund (see above) and Mecke.  Mr. Svensson is very familiar with the Company and its activities as a result of his daily communications with Mr. Nordlund and weekly communications with Mr. Mecke for the past two years.  During the course of these discussions, Mr. Svensson had communicated his approval of the Actions to Messrs. Nordlund and Mecke and asked whether he needed to sign any documentation to effectuate the Actions.  In response, Mr. Mecke provided Mr. Svensson with a form of written consent setting forth the proposed Actions and Mr. Svensson voluntarily provided his consent.  Accordingly, the Company believes that it has obtained Mr. Svensson’s unsolicited consent under Rule 14a-1(1)(2)(i).

Further, the Company believes Mr. Svensson’s communications with Messrs. Nordlund and Mecke are also exempt from the definition of solicitation under Rule 14a-1(l)(2)(iv)(C) because Messrs. Nordlund and Mecke had both previously communicated to Mr. Svensson how they intended to vote on the Actions and provided the reasons for their vote, and Messrs. Nordlund and Mecke were not otherwise engaged in a proxy solicitation.  Further, Messrs. Nordlund and Mecke had communicated to Mr. Svensson how they intended to vote on the Actions through the course of their ongoing discussions and in response to unsolicited requests by Mr. Svensson for additional information about the activities of the Company (including the Actions), which had been discussed in their prior communications.

However, if the Commission determines that Mr. Svensson’s communications with Messrs. Nordlund and Mecke constitute solicitation, the solicitation shall be deemed exempt under Rule 14a-2(b)(1).  During Mr. Svensson’s communications with Messrs. Nordlund and Mecke, Messrs. Nordlund and Mecke did not seek the power to act as proxy for Mr. Svensson and did not furnish to or request a form of consent from Mr. Svensson.  Mr. Svensson voluntarily provided consent to the Actions as a result of his series of discussions with Messrs. Nordlund and Mecke.

Additionally, Mr. Nordlund’s communications with Mr. Svensson would also be an exempt solicitation under Rule 14a-2(b)(2) for solicitations made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten.  In this case, Mr. Nordlund communicated with only three of the Shareholders regarding the activities of the Company (including the Actions):  Mr. Svensson, Mr. Aberg and Mr. Chalenius.  Further, Mr. Nordlund did not communicate with these Shareholders on behalf of the Company, but rather, on his own behalf.

The consents of Mr. Aberg and Mr. Chalenius were obtained in an identical manner to that of Mr. Svensson, through the course of ongoing discussions between each of them and Messrs. Nordlund and Mecke.   In an effort to avoid redundancy, the above exemptions to solicitation shall similarly apply to the communications between Messrs. Nordlund and Mecke and each of Mr. Aberg and Mr. Chalenius.   For the past two years, Mr. Aberg and Mr. Mecke have communicated at least once a week in regards to the activities of the Company.   Since July 2009, Mr. Chalenius and Mr. Mecke have communicated about the Company approximately two to three times per month.

Anthony Robinson

Mr. Robinson’s consent was obtained through the course of ongoing communications between Mr. Mecke and Mr. Robinson.  Mr. Mecke and Mr. Robinson are in constant communication with each other regarding the Company’s activities, speak with each other approximately 1-2 times per week, and have done so for the past four years.  During the course of these communications, Mr. Robinson had repeatedly communicated his approval of the Actions to Mr. Mecke and asked whether he needed to sign any documentation to effectuate the Actions.  In response, Mr. Mecke provided Mr. Robinson with a form of written consent setting forth the proposed Actions and Mr. Robinson voluntarily provided his consent.  Accordingly, the Company believes that it has obtained the unsolicited consent of Mr. Robinson under Rule 14a-1(1)(2)(i).

Further, the Company believes such communications between Mr. Mecke and Mr. Robinson are also exempt from the definition of solicitation under Rule 14a-1(l)(2)(iv)(C) because Mr. Mecke had previously communicated to Mr. Robinson how he intended to vote on the Actions and provided the reasons for his vote, and Mr. Mecke was not otherwise engaged in a proxy solicitation.  Further, Mr. Mecke had communicated to Mr. Robinson how he intended to vote on the Actions through the course of their ongoing discussions and in response to unsolicited requests by Mr. Robinson for additional information about the activities of the Company (including the Actions), which the two had discussed in prior communications.

However, if the Commission determines that the communications between Mr. Mecke and Mr. Robinson constitute solicitation, the solicitation shall be deemed exempt under Rule 14a-2(b)(1) because during Mr. Mecke’s communications with Mr. Robinson, Mr. Mecke did not seek the power to act as proxy for Mr. Robinson and did not furnish to or request a form of consent from Mr. Robinson.  Mr. Robinson voluntarily provided consent to the Actions as a result of his series of discussions with Mr. Mecke.

Peter Andersson

Mr. Andersson’s consent was obtained through the course of ongoing communications between Mr. Mecke and Mr. Andersson.  For the last two years, Mr. Mecke and Mr. Andersson have communicated with each other almost daily regarding the activities, prospects and obligations of the Company.  During the course of these communications, Mr. Andersson had communicated his approval of the Actions to Mr. Mecke and asked whether he needed to sign any documentation to effectuate the Actions.  In response, Mr. Mecke provided Mr. Andersson with a form of written consent setting forth the proposed Actions and Mr. Andersson voluntarily provided his consent.  Accordingly, the Company believes that it has obtained the unsolicited consent of Mr. Andersson under Rule 14a-1(1)(2)(i).

Further, the Company believes such communications between Mr. Mecke and Mr. Andersson are also exempt from the definition of solicitation under Rule 14a-1(l)(2)(iv)(C) because Mr. Mecke had previously communicated to Mr. Andersson how he intended to vote on the Actions and provided the reasons for his vote, and Mr. Mecke was not otherwise engaged in a proxy solicitation.  Further, Mr. Mecke had communicated to Mr. Andersson how he intended to vote on the Actions through the course of their ongoing discussions and in response to unsolicited requests by Mr. Andersson for additional information about the activities of the Company (including the Actions), which the two had discussed in prior communications.

However, if the Commission determines that the communications between Mr. Mecke and Mr. Andersson constitute solicitation, the solicitation shall be deemed exempt under Rule 14a-2(b)(1) because during Mr. Mecke’s communications with Mr. Andersson, Mr. Mecke did not seek the power to act as proxy for Mr. Andersson and did not furnish to or request a form of consent from Mr. Andersson.  Mr. Andersson voluntarily provided consent to the Actions as a result of his series of discussions with Mr. Mecke.

In connection with the Company’s responding to the comments set forth in the September 7, 2012 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

SINO PAYMENTS, INC.

/s/ Matthew Mecke

By: Matthew Mecke

Title: President and Chief Executive Officer